July 23, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

Re:	Alliance Data Systems Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Definitive Proxy Statement filed April 20, 2010

File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated July 20, 2010 from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-Q for the Quarterly Period Ended March 31, 2010 and Definitive Proxy Statement filed April 20, 2010, each filed with the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”).

Per your instructions to the Company, this letter will confirm that the Company will submit its response to the Comment Letter after August 3, 2010, but on or before August 13, 2010. The additional time will enable the Company to coordinate the Company’s response with the Company’s audit committee and the Company’s independent accountant.

Please note that our corporate headquarters is relocating effective July 26, 2010 and the new address and main phone number are included below. If you have any questions with respect to the foregoing, please call Charles Horn, our Executive Vice President and Chief Financial Officer at (214) 494-3612.

Sincerely,

/s/ Edward J. Heffernan
Edward J. Heffernan
President and Chief Executive Officer

United States Securities and Exchange Commission

Attn: Melissa Walsh

July 23, 2010

Copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

Charles L. Horn
Executive Vice President and Chief Financial Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

(214) 494-3000 (Main Phone)